Exhibit 1.01
Nuance Communications, Inc.
Conflict Minerals Report
For The Year Ended December 31, 2020

This Conflict Minerals Report for the year ended December 31, 2020 (this “CMR”) is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the “Rule”), which require certain reporting and disclosure related to conflict minerals. “Conflict minerals” are defined as columbite-tantalite, cassiterite and wolframite, and their derivatives tin, tantalum and tungsten, and gold (collectively, “3TG”). These requirements apply to registrants whatever the geographic origin of the 3TG in their in-scope products and irrespective of whether the 3TG in those products finance or benefit armed conflict. Please refer to the Rule and its Adopting Release for definitions to the terms used in this CMR, unless otherwise defined herein. The date of this filing is May 27, 2021.
Statements in this CMR are based on our “reasonable country of origin inquiry” (“RCOI”) and due diligence activities performed in good faith for the calendar year 2020 and are based on information available at the time of this filing, unless otherwise indicated. Factors that could affect the accuracy of these statements include, but are not limited to, subsequent developments affecting smelter and refiners (collectively referred to as “smelters”) and errors or omissions in information provided by suppliers or smelters. Additionally, this CMR may contain forward-looking statements that reflect what we strive to achieve in the future as we continue to improve our RCOI and/or due diligence program. These forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties.
References to our websites and information available through these websites are not incorporated into this CMR.
Throughout this CMR, we use “Nuance,” “we,” “our,” “us” and similar terms to refer to Nuance Communications, Inc. and its subsidiaries (collectively, “Nuance”).
I. Introduction
Company Overview
We are a pioneer and leader in conversational artificial intelligence ("AI") innovations that bring intelligence to everyday work and life. We deliver solutions that understand, analyze, and respond to people - amplifying human intelligence to increase productivity and security. With decades of domain and AI expertise, we work with thousands of organizations globally across healthcare, financial services, telecommunications, government, and retail - to create stronger relationships and better experiences for their customers and workforce. We offer our customers high accuracy in automated speech recognition, natural language understanding capabilities, dialog and information management, biometric speaker authentication, text-to-speech, and domain knowledge, along with professional services and implementation support. In addition, our solutions increasingly utilize our innovations in AI, including cognitive sciences and machine learning to create smarter, more natural experiences with technology. Using advanced analytics and algorithms, our technologies create personalized experiences and transform the way people interact with information and the technology around them. We market and sell our solutions and technologies around the world directly through a dedicated sales force, and also through a global network of resellers, including system integrators, independent software vendors, value-added resellers, distributors, hardware vendors, telecommunications carriers and e-commerce websites.
Products Overview
Our product lines are classified in the following categories: software, information technology, computer hardware and other audio-electronics products, including without limitation microphones and headsets. Many of our computer hardware and other audio-electronics products generally are in-scope for purposes of the Rule, as they are products we contract to manufacture and they contain 3TG necessary to the functionality or production of the products. These in-scope products contain one or more of each of tin, tantalum, tungsten or gold.
Supply Chain Overview
We do not have a direct relationship with 3TG smelters and believe our supply chain contains multiple levels between Nuance and the smelter of any 3TG in our in-scope products. Our supply chains are complex, and include both manufacturing suppliers and original equipment manufacturers (OEM). Given our position in the supply chain, in order to determine the sources of the 3TG in our in-scope products, we rely on our direct suppliers to provide information on the origin of the 3TG contained in the products and materials manufactured by them and supplied to or for us, including the sources of 3TG that are supplied to them from sub-tier suppliers.
We do not seek to embargo 3TG that is responsibly sourced from the Covered Countries (as defined below).

II. Product Scoping and Reasonable Country of Origin Inquiry
We conducted an RCOI to determine whether the 3TG present in the Company’s in-scope products originated in the Democratic Republic of the Congo region (collectively, the “Covered Countries”).
As a result of recently completed divestitures, at the end of 2020 we had fewer product offerings to which the Rule applies and a smaller supply chain. As our products have evolved, in 2020 we also added some new suppliers and removed others from our supplier base. For 2020, we completed a revised analysis of our products and determined that seven suppliers provided products contracted to be manufactured by our continuing business in 2020. We sought to determine whether these suppliers provided us with products containing 3TG by reviewing publicly available information, previous supplier responses to our surveys submitted on the Conflict Minerals Reporting Template (the “CMRT”) developed by the Responsible Minerals Initiative (the “RMI”), and other available company information. We sent requests to these seven suppliers to provide us with a completed CMRT.
III. Due Diligence Program Design and Measures Performed
The design of the Company’s due diligence process is intended to materially conform with the applicable portions of the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the related supplements (third edition).
Our Conflict Minerals Policy is available on our website at https://www.nuance.com/about-us/company-policies/legal-notices.html and is communicated to our suppliers. Our cross functional working group oversees the RCOI, due diligence, compliance, record keeping, and supplier management. This working group, under the oversight of our Vice President, Procurement, includes members of our finance, legal, procurement, operations, research and development and operations teams and is responsible for ensuring compliance with the Rule and reporting on our activities in this subject area. We communicate with our suppliers to educate them regarding the relevant SEC requirements, our expectations, and training resources. We encourage our suppliers to source from smelters that have undergone an audit in accordance with the RMI. We maintain records relating to our 3TG compliance program for at least five years.
We have a grievance mechanism for employees, suppliers and other interested parties to report violations of our Conflict Minerals Policy, Code of Ethics, applicable laws and regulations or other Company policies either through a hotline or confidential web form. The contact information for our grievance mechanism is as follows: www.ethicspoint.com or (866) 384-4277.
We requested that our potentially in-scope suppliers furnish us with a completed CMRT with respect to the 3TG in the products they sold to us. We compared the smelter information received from our suppliers to the RMI’s Conformant (as defined by the RMI) smelter list.
Our cross functional working group reports its findings to our Vice President, Procurement. Our legal team investigates reported matters and takes remedial action, as necessary.
In connection with our due diligence, we utilize information made available by the RMI concerning independent third-party audits of smelters to assess smelter due diligence and to determine whether the smelter is Conformant.
We have filed our Form SD and Conflict Minerals Report with the Securities and Exchange Commission and made it publicly available via our website.
IV. Due Diligence Results
For 2020, we were unable to identify the mines or countries of origin for the 3TG in our in-scope products. The suppliers provided CMRT responses solely at a “company” level and not with respect to the products they sold to us.
Our efforts to determine the mine or location of origin with the greatest possible specificity include the RCOI and due diligence procedures noted above.
V. Steps to be Taken to Mitigate Risk and Improve the Due Diligence Program
We currently intend to take the steps below to continue to mitigate the risk that the 3TG in our in-scope products benefit armed groups in the Covered Countries. On April 12, 2021, Nuance announced it had entered into a definitive agreement to be acquired by Microsoft Corporation (“Microsoft”). Following the completion of that transaction, Nuance will no longer be required to file periodic reports with the Securities and Exchange Commission and its 3TG compliance is expected to be integrated into the Microsoft compliance program, which may result in changes to the steps below.

•	Continue to utilize the CMRT process to drive due diligence with our supply chain;
•	Enhance supplier communication and escalation procedures to improve due diligence data accuracy and completion at various points in the supply chain process;
•	Enhance the processes in our due diligence program to increase our confidence in the credibility and reliability of the information received from our suppliers to position us at a future date to disclose smelters of 3TG contained in our in-scope products;

•	Incorporate 3TG sourcing criteria into the Company’s broader Vendor Management Program, including requiring disclosure of critical information during the onboarding and ongoing supplier management processes;

•	Continue to encourage the use of Conformant smelters by our supply chain, where possible; and

•	Continue to work with our suppliers who may be sourcing from non-Conformant smelters or smelters relying on uncertain sources of raw materials, to move towards using Conformant smelters within a reasonable time frame. The time frame will be dependent on the criticality of the specific product, the availability of alternative suppliers, and the time required to requalify a product with any new component or material.